

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2007

Via Facsimile (212) 245-3009 and U.S. Mail

Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, NY 10019

> **Re: Crown Crafts, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Wynnefield**
>   **Partners Small Cap Value, L.P. et. al.**
> **Filed July 3, 2007**
> **File No. 001-07604**

Dear Mr. Tullman:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

Cover Page

1.   Please disclose in the proxy statement that there is no assurance that the company's nominees will serve if elected to the board with any of your nominees. See Rule 14a-4(d)(iv).

Reasons to Vote for the Wynnefield Group's Nominees, page 4

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, *for example*, your assertions that (i) the company's ability to achieve market penetration "continues to worsen," (ii) and your nomination of Mr. Obus and Mr. Wasserman to the company's board "has already borne fruit," (iii) "having a staggered board tends to breed an atmosphere inside the boardroom that serves to protect the interests of management above those of stockholders," (iv) "leading independent stockholder services have long debunked the rationale for staggered boards as preserving director continuity," and (v) "[m]odern governance thinking now recognizes staggered boards [as an] old style entrenchment technique protecting the incumbent board at the expense of stockholder democracy."

3.   You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. We note your assertion that "discipline … has been sorely lacking" within the company's board.

Other Matters, page 12

4.   We note you refer security holders to information that you are required to provide and will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Solicitation; Expenses, page 12

5.   We note that you may employ various methods to solicit proxies, including mail, advertisement, telephone, facsimile, and personal solicitation. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Appendix A

6.   Please revise your disclosure to remove doubt from your disclosure of beneficial ownership. We note your repeated use of the phrase "may be deemed" with respect to the participants' beneficial ownership of shares of the company's securities. Refer to Rule 13d-3 for the definition of beneficial ownership. Note also that the concepts of "direct" or "indirect" beneficial ownership are not included in the definition. Please revise.

Closing Comments

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions